UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

BioSig Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

09073N102
(CUSIP Number)

Kenneth Londoner
c/o BioSig Technologies, Inc.
8441 Wayzata Blvd., Suite 240
Minneapolis, Minnesota 55426
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09073N102
1. Names of Reporting Persons. Miko Consulting Group, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,392,474 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,392,474 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,392,474 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 23.9% (1)
14. Type of Reporting Person (See Instructions) CO

(1)	Comprised of shares of common stock.

(2)
The percentage ownership interest is determined based on 14,203,202 shares of common stock outstanding as of June 29, 2015, as reported by BioSig Technologies, Inc. in its Post-Effective Amendment to its Registration Statement on Form S-1 (No. 333-190080) filed with the Securities and Exchange Commission on June 30, 2015.

CUSIP No. 09073N102
1. Names of Reporting Persons. Lora Mikolaitis
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 218,750 (1)
8. Shared Voting Power 3,392,474 (2)
9. Sole Dispositive Power 218,750 (1)
10. Shared Dispositive Power 3,392,474 (2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,611,224 (3)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 25.1% (4)
14. Type of Reporting Person (See Instructions) IN

(1)	Comprised of (i) 43,750 shares of common stock and (ii) options to purchase 175,000 shares of common stock that are currently exercisable.

(2)
Comprised of 3,392,474 shares of common stock held by Miko Consulting Group, Inc.  Ms. Mikolaitis has sole voting and dispositive power over the securities held for the account of Miko Consulting Group, Inc.

(3)
Comprised of (i) 43,750 shares of common stock directly held by Ms. Mikolaitis, (ii) options to purchase 175,000 shares of common stock that are currently exercisable, and (iii) 3,392,474 shares of common stock held by Miko Consulting Group, Inc.  Ms. Mikolaitis has sole voting and dispositive power over the securities held for the account of Miko Consulting Group, Inc.

(4)
The percentage ownership interest is determined based on 14,203,202 shares of common stock outstanding as of June 29, 2015, as reported by BioSig Technologies, Inc. in its Post-Effective Amendment to its Registration Statement on Form S-1 (No. 333-190080) filed with the Securities and Exchange Commission on June 30, 2015.  Shares issuable pursuant to the exercise of stock options and other securities held by Ms. Mikolaitis that are currently exercisable or convertible into common stock or exercisable or convertible within 60 days of the date hereof are deemed outstanding and held by Ms. Mikolaitis for computing the percentage of outstanding common stock beneficially owned by Ms. Mikolaitis, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (“Common Stock”) of BioSig Technologies, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 8441 Wayzata Blvd., Suite 240, Minneapolis, Minnesota, 55426.

Item 2. Identity and Background.

(a)
This Schedule 13D is being filed jointly on behalf of Lora Mikolaitis and Miko Consulting Group, Inc. (“Miko Consulting” and, collectively with Ms. Mikolaitis, the “Reporting Persons”).  Ms. Mikolaitis has sole voting and dispositive power over the securities held for the account of Miko Consulting.

(b)	The Reporting Persons’ business address is c/o BioSig Technologies, Inc., 12424 Wilshire Boulevard, Suite 745, Los Angeles, California, 90025.

(c)
Ms. Mikolaitis’s principal occupation is serving as director of administration of the Issuer, which is located at 8441 Wayzata Blvd., Suite 240, Minneapolis, Minnesota, 55426.  The principal business of Miko Consulting is providing consulting services to medical technology companies.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The entity named above is a citizen of Nevada. The natural person named above is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person has acquired shares of Common Stock and options to purchase shares of Common Stock pursuant to the following transactions:

•
On June 15, 2009, the Issuer issued to Miko Consulting Group, Inc. 2,000,000 shares of Common Stock at par value for services rendered by Ms. Mikolaitis as a founder of the Issuer in February 2009.  The Common Stock was not purchased by Miko Consulting Group for any additional amount of funds or other consideration.

•
On February 11, 2011, the Issuer granted Ms. Mikolaitis an award of 43,750 shares of Common Stock as consideration for her services as director of administration of the Issuer.  The Common Stock was not purchased by Ms. Mikolaitis for any additional amount of funds or other consideration.

•
On May 15, 2011, the Issuer issued to Miko Consulting Group, Inc. 1,700,000 shares of Common Stock at par value for services rendered by Ms. Mikolaitis as a founder of the Issuer in 2009.  The Common Stock was not purchased by Miko Consulting Group for any additional amount of funds or other consideration.

•
On January 16, 2013, the Issuer granted Ms. Mikolaitis stock options to purchase 100,000 shares of Common Stock as consideration for her services as director of administration of the Issuer.  The stock options are currently exercisable at an exercise price of $2.09 per share, and expire on January 16, 2020.  The stock options were not purchased by Ms. Mikolaitis for any additional amount of funds or other consideration.

•
On October 14, 2014, the Issuer granted Ms. Mikolaitis stock options to purchase 75,000 shares of Common Stock as consideration for her services as director of administration of the Issuer.  The stock options are currently exercisable at an exercise price of $2.50 per share, and expire on January 16, 2020.  The stock options were not purchased by Ms. Mikolaitis for any additional amount of funds or other consideration.

Item 4. Purpose of the Transaction.

The information set forth in Item 3 hereof is incorporated herein by reference.

The Reporting Person acquired the shares of Common Stock and the options to purchase shares of Common Stock reported in this Schedule 13D for investment purposes only.  Consistent with his individual investment purposes, the Reporting Person at any time and/or from time to time may acquire additional shares of Common Stock or dispose of Common Stock, based on prevailing market conditions, other investment opportunities, liquidity requirement of the Reporting Person and or other investment considerations.

Except as set forth herein, the Reporting Person has no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

(b)	Number of shares as to which each Reporting Person has:

(i)	sole power to vote or direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c)	The Reporting Persons have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3 and 5 hereof is incorporated herein by reference in this Item 6.

Options

Ms. Mikolaitis’s stock options are subject to the terms and conditions of BioSig Technologies, Inc. 2012 Equity Incentive Plan and the Issuer’s standard form of stock option agreement.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
1	Joint Filing Agreement, dated July 23, 2015, entered into by and among Miko Consulting Group, Inc. and Lora Mikolaitis
2	BioSig Technologies, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Form S-1 filed on July 22, 2013)
3	Amendment No. 1 to the BioSig Technologies, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.27 to the Form S-1/A filed on March 28, 2014)
4	Amendment No. 2 to the BioSig Technologies, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 99.3 to the Form S-8 filed on April 17, 2015)
5	Amendment No. 3 to the BioSig Technologies, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.41 to the Form S-1 filed on May 20, 2015)
6	Form of Stock Option Agreement under the 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Form S-1 filed on July 22, 2013)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2015

MIKO CONSULTING GROUP, INC.

By: /s/ Lora Mikolaitis
      Name: Lora Mikolaitis
      Title:   President

/s/ Lora Mikolaitis
Lora Mikolaitis

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Joint Filing Agreement, dated July 23, 2015, entered into by and among Miko Consulting Group, Inc. and Lora Mikolaitis
2	BioSig Technologies, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Form S-1 filed on July 22, 2013)
3	Amendment No. 1 to the BioSig Technologies, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.27 to the Form S-1/A filed on March 28, 2014)
4	Amendment No. 2 to the BioSig Technologies, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 99.3 to the Form S-8 filed on April 17, 2015)
5	Amendment No. 3 to the BioSig Technologies, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.41 to the Form S-1 filed on May 20, 2015)